Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

Results of Operations

The following table sets forth certain operational data for the six months ended June 30, 2024 and 2025:

	Six Months Ended
	June 30,
	2024	2025	2025
	S$’000	S$’000	US$’000
Revenues	$2,226	2,162	1,638
Cost of revenues	(1,450)	(1,538)	(1,166)
Gross profit	776	624	472
Operating expenses
Selling and distribution expenses	(38)	(205)	(155)
General administrative expenses	(562)	(763)	(578)
Total operating expenses	(600)	(968)	(733)

Profit (Loss) from operations	176	(344)	(261)

Other income (expense)
Interest income	5	- *	- *
Interest expense	(13)	(11)	(8)
Government grants	2	91	69
Rental income	13	16	12
Total other income, net	7	96	73

Income (Loss) before income tax	183	(248)	(188)

Income tax expense	-	-	-

NET INCOME (LOSS)	183	(248)	(188)

TOTAL COMPREHENSIVE INCOME (LOSS)	183	(248)	(188)

* Below S$1,000/US$1,000

Revenues

Our breakdown of revenues in terms revenue stream for the six months ended June 30, 2024 and 2025, respectively, is summarized below:

	Periods Ended June 30,			Change
	2024	%	2025	%		(%)
	S$’000		S$’000		S$’000
Government sector	954	42.9	972	45.0	18	1.9
Private sector	1,272	57.1	1,190	55.0	(82)	(6.4)
Total revenues	$2,226	100.0	$2,162	100.0	(64)	(2.9)

In the following table, revenue is disaggregated by the timing of revenue recognition.

	Periods Ended June 30,
	2024	2025
	S$’000	S$’000
Revenue recognition at a single point in time:
Sales of merchandise	4	4

Revenue recognition over time:
Swim fees	2,222	2,158
	2,226	2,162

Total revenue for the six months ended June 30, 2025 was approximately $2.16 million, representing a decrease of approximately $0.06 million, or 2.9%, compared to approximately $2.22 million for the same period in 2024. The decline was primarily attributable to a 2.9% decrease in swim fees, which fell from approximately $2.22 million in the prior-year period to approximately $2.16 million in the current period. The reduction in swim fees was mainly due to slightly lower enrolment levels during the period.

Cost of revenues

	Periods Ended June 30,			Change
	2024	%	2025	%		(%)
	S$’000		S$’000		S$’000
Government sector	830	57.2	885	57.6	55	6.6
Private sector	620	42.8	653	42.4	33	5.3
Total cost of revenues	$1,450	100.0	$1,538	100.0	88	6.1

Cost of revenue for the six months ended June 30, 2025 was approximately $1.54 million, compared to approximately $1.45 million for the six months ended June 30, 2024, representing an increase of 6.1%. Both the government and private segments contributed to this increase, with cost of revenue rising by approximately 6.6% and 5.3%, respectively, within these segments. The increase was primarily attributable to the revision of coaches’ fees effective January 1, 2025, which resulted in higher compensation costs when compared to the prior-year period. Our cost of revenue mainly comprises coaches’ fees (including salaries and benefits), entrance fees, merchandise costs, and assessment fees associated with the swim lessons delivered during the period

Gross profit

Gross profit for the six months ended June 30, 2025 was approximately $0.62 million, compared to approximately $0.78 million for the six months ended June 30, 2024. Gross profit margin was approximately 28.86% for the six months ended June 30, 2025, as compared to approximately 34.86% in the prior-year period. The decrease in gross profit was primarily attributable to higher cost of services, which increased from approximately $1.45 million to $1.54 million, mainly due to the revision of coaches’ hourly rates. Revenue also declined slightly from approximately $2.23 million to $2.16 million, reflecting lower enrolment levels during the period. The combined impact of increased service costs and reduced revenue resulted in lower gross profit for the current interim period.

Operating Expenses

Our operating expenses consist of selling and distribution expenses and general administrative expenses.

Selling and distribution expenses

Selling and distribution expenses increased significantly to approximately $0.21 million for the six months ended June 30, 2025, from approximately $0.04 million in the corresponding period of 2024. The substantial portion of the increase in marketing expenses, approximately $0.07 million, was spent on professional services. These services supported several strategic initiatives aligned with the Group’s planned expansion into Dubai, which is targeted to commence on January 1, 2026. The professional services covered activities such as prospect reporting, strategic planning, market assessment and profiling, as well as liaison and introduction efforts. These activities were key to laying the groundwork for the Group’s entry into the Dubai market. In addition, the Group invested approximately $0.03 million in rebranding efforts as part of the broader expansion strategy. This expenditure included updates to the company’s logo and the redesign of various promotional materials, such as flyers and letterheads, to reflect the new brand identity. These changes were necessary to ensure consistency and alignment across all marketing and communication platforms as the Group prepares for its expansion. The Group also allocated around $0.02 million for advertising campaigns with Google and Meta during the first half of 2025. These digital campaigns aimed at increasing brand awareness and driving engagement, with the goal of building a stronger online presence ahead of the Dubai expansion. The advertising efforts were part of a broader strategy to enhance visibility and attract potential customers both locally and internationally. The remaining marketing expenditure was mainly related to broader brand-building and promotional activities to support enrolment growth. As these activities were preparatory in nature and aligned with the Group’s strategic expansion objectives, they contributed to the overall increase in selling and distribution expenses for the period.

General administrative expenses

General and administrative expenses for the six months ended June 30, 2025 were approximately $0.76 million, compared to approximately $0.56 million for the same period in 2024, representing an increase of approximately $0.20 million, or 35.7%. The increase was primarily driven by higher employee compensation, which rose by approximately $0.20 million, or 45.8%, due to the salary revision effective January 1, 2025 and bonus payments made on June 30, 2025.

Total other Income (expense), net

Total other income increased significantly from approximately $7,000 for the six months ended June 30, 2024 to approximately $97,000 for the six months ended June 30, 2025. The increase was primarily attributable to total government grant of approximately $56,000 in support of the Group’s market expansion initiatives. The remainder of the increase was due to higher miscellaneous income recognized during the period.

Income Tax Expense

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. Our Company’s subsidiaries mainly operate in Singapore that are subject to taxes in the jurisdictions in which they operate, as follows:

Cayman Islands

Fitness Champs Holdings Limited is an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

BVI

Northen Star Limited is an exempted British Virgin Islands company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

No provision for income tax expenses as we did not have taxable profits for the six months ended June 30, 2025 and 2024.

Net Income (Loss)

During the six months ended June 30, 2025, we incurred a net loss of approximately $0.25 million, as compared to approximately $0.18 million of comprehensive income for the six months ended June 30, 2024. The increase in net loss is primarily attributable to the increase in selling and distribution expenses and employees compensations (including salaries and employee benefits) increase.

For the six months ended June 30, 2025, our EBITDA was a loss of approximately US$0.19 million, compared to an income of approximately US$0.23 million for the six months ended June 30, 2024.

EBITDA refers to loss before tax, depreciation, amortization, finance costs, expenses incurred by the listed holding company.

Liquidity and Capital Resources

As of June 30, 2025, the Company’s negative operating cash flow and net current liability position raise substantial doubt about the Company’s ability to continue as a going concern. In assessing the going concern, management and the Board has considered the following:

1. Ongoing support from the director, demonstrated by the substantial related-party financing.

2. Potential equity financing or capital infusion as indicated by the historical increase in paid-in capital.

3. Cost management and lean operations.

4. Revenue improvement initiatives not reflected in balance sheet alone.

The Group also established a new subsidiary in Emirate of Dubai on October 30, 2025 in connection with its planned expansion, with operations scheduled to commence on January 1, 2026. Although management expects the expansion to provide future revenue opportunities, it is still at an early stage and its potential financial impact has not been factored into the going concern assessment.

If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. These unaudited interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business

These unaudited interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2024 and 2025 indicated:

	Periods Ended
	June 30, 2024	June 30, 2025
	S$’000	S$’000

Net cash used in operating activities	$(4)	$(254)
Net cash used in investing activities	(47)	(31)
Net cash (used in) provided by financing activities	(324)	444
Net (decrease) increase in cash and cash equivalents	(375)	159
Cash and cash equivalents at the beginning of the period	815	315
Cash and cash equivalents at the end of the period	$440	$474

Cash used in operating activities

Net cash used in operating activities amounted to approximately $254,000 for the six months ended June 30, 2025, compared to $4,000 for the same period in 2024. The lower cash outflow was primarily due to smaller increases in deposits, prepayments, and other receivables ($145,000 in June 30, 2025 vs $12,000 in June 30, 2024). Partially offsetting this were higher accounts payable and accrued liabilities ($119,000 vs $35,000). Non-cash adjustments, including depreciation and amortization of $49,000, helped reconcile the net loss of $248,000 to cash used in operations. Overall, while the Group recorded a net loss for the period, improvements in working capital contributed to a lower net cash outflow compared to the prior-year interim period.

Cash used in investing activities

Net cash used in investing activities for the six months ended June 30, 2025 was approximately $31,000, compared to approximately $47,000 for June 30, 2024. The increase in cash outflow was primarily due to the acquisition of an intangible asset of approximately $31,000 during the current period. Where there is similar of $52,000 of acquisition property and equipment in June 30, 2024. Overall, cash used in investing activities remained relatively modest and reflects the Group’s ongoing investment in operational and strategic assets.

Cash provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2025 was approximately $444,000, compared to net cash outflow of approximately $324,000 in the same period of 2024. The increase in net cash provided was mainly attributable to funds received from a director of approximately $530,000 during the period, partially offset by repayment of bank borrowings of $57,000, principal payments of lease liabilities of $18,000, and interest payments on bank borrowings and lease liabilities totalling to $10,000. No dividends were paid during the current period, compared to $300,000 paid in the prior-year period. Overall, financing activities provided the Group with a strong source of liquidity to support operations and strategic initiatives, including the planned Dubai expansion.

Inflation

Inflation and changing prices have not had a material effect on our business, and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor price changes in our industry and continually maintain effective cost control in operations.

Off Balance Sheet Arrangements

As of June 30, 2025 and December 31, 2024, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

Critical Accounting Policies and Estimates

Revenue recognition

The Company adopts Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) for all periods presented. The core principle underlying the revenue recognition of this ASU allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires the Company to (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the performance obligation is satisfied.

Recent accounting pronouncements

All new standards and amendments that are effective for annual reporting period commencing January 1, 2025 have been applied by the Company for the six months ended June 30, 2025. The adoption did not have material impact on the unaudited interim consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2025, and they have not been early adopted by the Company in preparing these unaudited interim consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the unaudited interim consolidated financial statements of the Company.